IPC COMMUNICATIONS, INC.
                              STOCK INCENTIVE PLAN
                                Grant Certificate

This Grant Certificate evidences the grant of an option pursuant to the provisions of the Stock Incentive Plan (the "Plan") of IPC Communications, Inc. (the "Company") to the individual whose name appears below (the "Grantee"), covering the specific number of shares of Common Stock of the Company ("Stock") set forth below, pursuant to the provisions of the Plan and on the following express terms and conditions:

1.       Name of Grantee:


2. Number of shares of the Company which are subject to this option:


3. Exercise Price of the shares subject to this option:


4. Date of grant of this option:


5.       Vesting:


6. Termination date of this option:


The Grantee hereby acknowledges receipt of a copy of the Plan as presently in effect. The text and all of the terms and provisions of the Plan are incorporated herein by reference, and this option is subject to these terms and provisions in all respects. At any time when the Grantee wishes to exercise this option, in whole or in part, the Grantee shall submit to the Company a written notice of exercise, specifying the exercise date and the number of shares to be exercised. Upon exercise, the Grantee shall remit to the Company the exercise price, plus an amount sufficient to satisfy any withholding tax obligation of the Company that arises in connection with such exercise.

IPC COMMUNICATIONS, INC.                    AGREED TO AND ACCEPTED BY:



By:
   --------------------------------        -------------------------------
                                           [Grantee Name]